Exhibit 99.1

“Innovation is the specific tool of entrepreneurs, the means by which they exploit change as an opportunity for a different business or a different service.”

- Peter Drucker

Dundee Corporation 2008 Annual Report

Chairman’s Report

“Vision is the art of seeing things invisible.”

Jonathan Swift

Fellow Shareholder;

Any year in the life of a great corporation is filled with challenge in a typical mix of opportunity and adversity. Some years are simply more daunting than others, more demanding of management and staff alike. 2008 has proved to be such a year; perhaps unique within the shared circumstances that every market participant has had to endure across what has proved to be an extraordinary deleveraging event.

Dundee Corporation has not escaped the pressure that these developments have placed on both the activities and the sectors upon which we are built. Our results reflect the punishing downturn in the value of equities and the related weakness that has attached to real estate and to resources generally.

Less obvious to the untrained eye, often invisible, is the very real quality that underpins our assets, particularly the men and women in senior executive management positions across our businesses who have remained tough and focused and committed to the sustainability of this wonderful enterprise, market uncertainty or not.

As we begin to see the turmoil subside and recognize some signs of what recovery may ultimately look like, we are grateful for the determined effort of our senior managers and their apparently tireless associates. Together with the business assets of the Corporation, this will allow us to seize the opportunities which are beginning to emerge across most economies.

Great assets, great people, and the vision to combine their inherent strengths in any return to growth, describe our course for the future. I am delighted that you have chosen to make that journey with us.

I extend my sincere thanks to my fellow board members. Their attention and counsel throughout our deliberations over the past year have proved of immeasurable value.

Sincerely,

Harold (Sonny) Gordon
Chairman
May 2009

Dundee Corporation 2008 Annual Report

Report from the Chief Executive Officer

Dear Fellow Shareholders:

Last year, at this same time, as I sat down to write the annual message for the 2007 year of Dundee Corporation, the IMF released their Global Financial Stability Report. The study of that report which predicted a $945 billion banking loss (which has now been exceeded) was the forerunner indication that clearly the bloom was off the rose – the global business cycle was turning sufficiently negative to reveal that the then expectation of a benign “mid-cycle” slowdown was clearly not in the cards. To quote myself at that time:

“The overall result of the current process will have negative consequences on economic activity in places not yet recognized. The great sucking sound being heard is from the deleveraging of preordained negativity.”

“There will be some long lasting memory effects from how the investment community will value a large number of lending organizations that have taken on the look and feel of hedge funds.”

“It will be some time before normalcy returns to the investment process. We are undergoing a large macro shift in thinking.”

How could I have been so right and yet so wrong about the total impact, the mistake, and it was a mistake, was in not fully realizing that after four consecutive years of strong global growth (5% p.a.) the negativity that I saw would take on the massive proportions that we have lived through since then, with a tremendous decline in the global business cycle. The interplay between the real economy and the unexplainable and unprecedented credit market volatility undid the entire global macro outlook and led to emotional panic selling hitting the capital markets wherever they existed.

Bolstered by the, now famous, housing subprime mortgage meltdown that came later, it led to the global contagion related to a plethora of structured and securitized investment vehicles. Another unprecedented rarity of the crisis was it being felt across all investment products and essentially across all global borders.

The deadly combination of a credit crisis, the so called concern of a mid cycle recession and global bank balance sheets being marked to a non-existent market along with mass panic selling into a market with very few bids, is now history. The memory of the market

Dundee Corporation 2008 Annual Report

crash of 2008 will rest in the minds of investors and their offspring for a long time – a macro shift in thinking has taken place.

To quote James Grant in his postscript chapter of his recent book: “Financial epochs come and go on little cat feet. Nobody issues a press release to herald their arrival. And no one rings a bell to toll their departure. One day, people wake up to discover that the world has changed. How did that happen? They wonder”.

It has taken some time but we eventually found out that there was some big time skullduggery behind Wall Street’s embracement of something called credit default swaps – a form of credit insurance with absolutely no regulatory oversight and no insurance capital backing.

Without question everything that could be done has been done by the major global governments and central banks. They have thrown money rapidly printed at every financial problem, after reducing interest rates to an effective zero or less rate. The system has been saved from meltdown. However, the legacy of debt, deficits and “modern” system of global finance makes it unlikely that the world that the US lives in – consume, consume, spend, spend, borrow, borrow, is not likely to soon emerge again. The memory of 2008 will last for a long time. As Ian McAvity recently said: “Arresting a crash, and restoring growth are two very different things --- the liquidity thrown at the system will lead to inflation and currency instability. That will likely best be reflected in much higher gold prices.” Or, as Warren Buffett told the 35,000 shareholders at the recent Berkshire Hathaway Annual Meeting, “There is a 100% chance we will see inflation and it might be hard to contain.”

It was also around this time of the year – but four years ago (2005), that I had taken an extended vacation to ski in Colorado. When I returned and attended the regular luncheon meeting with my portfolio management colleagues, one of them facetiously asked what I had learned while I was skiing that might help them in investing. I told them that while I was skiing the only thing that I could think about was getting my ass back down the hill safely and, if nothing else, they could use that thought for investing as well.

However, I went on with, when going up the chairlift, having cocktails at après ski, overhearing conversations in restaurants and by talking with the many real estate agents who were constantly in view, it became clear to me that something was different that year than in previous years. Everyone, it seemed, wanted to buy expensive ski hill recreational property as second or third homes. Condo construction was everywhere and they were selling out very quickly and at high prices, with many people, especially the agents themselves, buying more than one unit. The activity called “condo flipping” was rampant and being done by people without the obvious means to speculate – young skiing families, ski instructors, real estate agents and what have you. It was easy to get a low cost mortgage, down payments were low and the recent history and stories of many financial gains from the activity were compelling.

Dundee Corporation 2008 Annual Report

What, my colleagues asked, did I make of this from a stock market investment point of view? “Buy gold and be cautious in the stock market”, is what I said. The comments that came back were, “Gold? Why gold? Nobody is interested in gold!” “That’s one of the reasons to buy”, I said.

I enlarged my responses by saying that America has fallen in love with itself; it believes:
•	That it is the world’s protector of democracy and capitalism
•	That nothing can hurt them – saving for the future is not a problem; live now
•	That their dollar “is as good as gold”
•	That debt is not a problem – borrow as much as you can
•	That house prices will go up forever, even though the negative effects of inflation will never come to pass
•	That the US was on top of the world
•	That communist China needed them so badly they would continue to buy US bonds to allow the US debt and deficit picture to continue to increase.
•	That China and other emerging nations were only striving to be like Americans and would do whatever was necessary to get there.
•	That it is because the US was so superior that the rest of the world strives to be just like them.

They forgot about history and how the many great nations – empires – in the past, from Greece to Rome to France to Britain, evolved over time to be lesser power bases as their culture, political systems and economies turned out to be not as universally acceptable or eternal as their people thought.

To get back to my 2005 ski trip – after several years of soaring house prices and successful condo flipping, if the flippers would have come to believe it would end, you would never achieve a proper bubble for it to burst.

From 2000 to mid-2005 the market value of existing homes in the US grew by more than 50%. During the same time period (2000-2005) home equity withdrawals financed 3% of all US personal consumption. Behavioural psychology tells us that as prices reach their excessive levels that most of us would categorize as totally nuts and foolish, people’s ideas grow likewise ridiculous. What I saw was out-of-sight pricing and many ignorant investors trying to get in on a wild party that was soon to end, with recognition that the last thing the US could afford is to have housing prices take a deep dive. At that point I had already been concerned for two years about a burst of the bubble. The value of people’s homes was making them very careless:

•	Using a house as an ATM
•	Interest rates were very low which made it easy
•	No savings: spend, spend
•	Consumption for the sake of conspicuous consumption, fancy cars, vacations, private schools.

Dundee Corporation 2008 Annual Report

Americans generally thought globalization was made for them; however, globalization is generally good for everyone. It permits people all over the world to specialize in what they can do best, producing more and more things better and at lower costs – Ricardian growth – but Ricardian growth can be better for some people than for others. It was my belief, and it still is, that China is getting the better utility and most reward out of globalization.

They are working for a fraction of the American wage, and are more moved to saving their money rather than spending it. At that time, China’s savings rate was 25% and the US was zero to negative – don’t forget about the home ATM.

The whole effect of low Greenspan interest rates and globalization allowed and still allows Chinese and Asian industries to flourish. Today, China has more US dollar billionaires than the rest of the world. There is today sufficient US dollars held by China and the rest of Asia to buy a controlling interest in each of the 30 companies on the DJIA. The economic power of China is growing daily and so far they have been economically friendly with little interest in political power. There is no reason to believe that either or both of these attitudes could not change dramatically at any time.

While Americans were in denial about the degenerative state of their union, they chose to believe in the dogma fed to them by the talking heads on TV – to quote:

•	“The US economy is still the most dynamic and flexible in the world”
•	“We are the most creative and inventive people on the planet”
•	“We’ll invent new businesses”
•	“We’ll think of something”

Over the broad sweep of stock market history, prices of things have always gone up. At the turn of the 19th century, the DOW was 40; after the crash of 1929 it was barely 100. In 2007 it realized 14000 and today it sits around 8000. If we adjust for inflation since the 1929, 100 base, the DOW is actually less than 500.

Yet we have lived through times when a dollar of stock market earnings was judged to be worth $5 to $10 while at other times investors are prepared to pay $20 to $30 for that same one dollar. Stock values are always either over or under the price developed by current events. Economist Hyman Minsky proved and taught us that the longer things remain stable the more people think that they will never change. With that thought built in, the condo flippers increasingly took riskier and riskier positions because they were sure that the trends at that time could not come to an end anytime soon.

But, why gold? Neither gold nor paper money are true wealth; they are only relative measures which are constantly subject to adjustment. Generally speaking, most people believe that you can’t be rich unless everyone believes and agrees you are rich.

When Britain had to give up being the world’s reserve currency after World War II and allowed the US dollar to take over that role with one ounce of gold equivalent to $20 US,

Dundee Corporation 2008 Annual Report

the United States began its reign as the leading country in the world - economic, political, military. But let’s not forget that in 1933 Franklin Delano Roosevelt (the former US President whom Barack Obama is trying to emulate) passed a law making it illegal for Americans to own gold and took in all US gold for $20.67 an ounce for the US treasury.

Three months after that, Roosevelt raised the price of gold to $35 an ounce, maintaining its positions as a reserve currency but at a much devalued state from $20 to $35. The lower value of the US dollar is what allowed the Great Depression to finally begin its ending with the US gaining an economic global advantage because of “de facto” devaluation.

In 1944 under the Bretton Woods Agreement, the United States became the only nation whose currency was convertible into gold. One dollar was worth 1/35th of an ounce of gold. With that, just as Britain did in their heyday just prior to WWII, the United States has in effect been functioning as a bank for the rest of the world.

However, on August 15, 1971, after several years of an inflationary economy and a resistance to counter it by monetary means or by raising interest rates for fear of a recession, President Richard Nixon – in a surprise move – slammed the gold window for US dollars shut. From that day forward, foreign governments or anybody could not redeem US dollars for gold. This move was indeed a complete breach of a global contract by the US government – a move only governments can do legally – a move which set in motion the worldwide credit bubble causing the price that Americans have had to pay for goods and services to rise dramatically and without a pause ever since, and it continues.

Since 1971, the US has led the world in globalized commerce and has led the world in building up deficits and debt. In 1987, near the end of the joyful days of Ronald Reagan’s presidency, the US achieved the status of being the largest debtor nation in the world and remains so today.

The US Federal Reserve was set up in 1913 and today an ounce of gold buys roughly the same amount of goods and services as an ounce did in 1913. The US dollar, however, has lost about 90-95% of its purchasing value. As an aside, if you don’t hold me to the calculation, it is interesting that an ounce of gold probably roughly did the same job of purchasing at the time that Christ was born – over 2000 years ago.

Back to 1971 – since that date, the US has added billions to the world’s supply of dollars and credit and during the same time the world has added about 60,000 tonnes of gold mined from new sources. When does the US dollar get marked to market?

Globalization will continue but

•	The centre of the world’s finance and economy has moved from being US centric to being China centric
•	Chinese-Arabic Sovereign wealth funds are today the dominant source of capital to be invested.

Dundee Corporation 2008 Annual Report

♦♦♦

It has been said by a rocket scientist that I know, who had an interest in economics, that monetary theory is more difficult than rocket science. In fact, however, the whole subject of global monetary theory comes down to two basic definitions: hard money and soft money. There is simplistic history on these aspects that goes back for centuries.

•
Hard money is intended to be as stable and reliable as possible. It is usually represented as a very definitive, inviolable, mutually agreed upon contract. It is always based upon some rule of law and historically by a specified amount of rare metal, usually gold.

•	Soft money is usually created and adapted to shorter term governmental policies and is based on the rule of man. Soft money is essentially “monopoly” money.

The world today is now in a monopoly money mode. There really is no hard currency that is exchangeable into gold or any other metal. By practice, the US dollar is not backed by anything and is the reserve currency of the world. It warns you to trust in God.

Today, if thought through carefully, most of us would prefer a hard currency – a stable currency. The facts of life are however that governments during times of crisis are forced to seek advantages of their own and have to resort to monopolization and even manipulation of their currency. This can happen even if devaluation is not the actual goal – but it most often is so – the overpowering concern about deflation which we have today has always led to inflation and debauchment of a currency.

History has proven that people – citizens – will eventually abandon an increasingly useless currency and sometimes even the government that cause it. Citizens always seeks out a more stable system. As a result, over the centuries the rise and fall in a nation’s currency quality has been mirrored in the rise and fall of states and empires.

The Great Depression of the 1930s spread from one country to the next through the collapse of the gold standard. Faced with a worldwide loss of confidence in the currencies, central banks could defend the gold standard only by greatly raising interest rates, thereby squelching their own economies. The sooner they devalued their currency the earlier they recovered, not only because of lower interest rates but also because of the competitive advantage of the currency. The holdout by some central banks extended the downturn and prolonged the depression. In 1934, President Roosevelt reinstated the Gold Standard and devalued the US dollar by gathering all the gold from US citizens and then raising the price by 75% to $35 an ounce.

In his first 100 days, President Obama has ratcheted up more debt than all previous Presidents combined. This fact, and the very active printing press of Ben Bernanke, goes a long way towards a near future devaluation of the US dollar.

Dundee Corporation 2008 Annual Report

The world has not faced an ominous picture like today since the 1930’s. As a result, the anxiety and fear amongst investors, business people, as well as central bankers should be with us for some time.

The current instability is creating distrust in all currencies, even the world’s major currencies like the pound, the euro and, yes, even the United States dollar and the Japanese yen.

The Federal Reserve dramatically increasing the supply of US dollars has caused the investment demand for gold to be heightened. Being that this creation of currency will in all likelihood be continued for all currencies, the gold market should be positively supported for some time as long as the central bankers of the world continue with their aggressive action of creating currency or at the least matching the US dollar in the devaluation mode.

To counter the deflationary forces, all central banks must print money aggressively and all currencies must devalue against the monetary standard (the so-called reserve currency) – the US dollar.

This means that the Federal Reserve (Bernanke) will have to print money even more aggressively than the rest of the world to cause the US dollar to devalue against the old money standard – Gold – and other hard assets: commodities, real estate, etc.

This leads to a simple fact: that the supply of “monopoly” money around the world is increasing at a rate many times more than the increase in the supply of gold. The price of gold has to increase.

♦♦♦

Our fiduciary portfolios all own some gold. For Dundee Corporation’s account, we have increased our position in Dundee Precious Metals Inc. by participating in a financing which raised $80 million for the company, which is now in an excellent financial position. The company is moving forward on asset sales and joint ventures which will further bolster its financial position.

Dundee Precious Metals’ price did not perform well during the financial crisis, notwithstanding that the company finally got government permission to develop its most important asset – The Chelopech gold-copper mine in Bulgaria.

The company has undergone a major senior management shake up which allows for expenses to be reduced dramatically. The company has become more cognizant of its requirement to focus on its producing assets rather than exploration.

The Chelopech mine will be a major producing asset within the next two years, possibly the largest gold mine in Europe.

Dundee Corporation 2008 Annual Report

♦♦♦

One of the ten commandments for business failure as laid out in a book by Donald Keough is “Love Your Bureaucracy”. Keough is the former successful CEO of Coca Cola who today sits on the board of Warren Buffett’s Berkshire Hathaway.

He points out that around the time of the twelfth century, social organizations developed hierarchical formalized orders of authority; such as written rules, specialized training and most importantly, officers with titles along with defined functions that came into being. As time went by the rules and routines became more important than the ends they were designed to serve. The routines became rigid CYA rituals and costly obstacles to the objective to serve clients and run the business. Unfortunately, the people who end up controlling the rituals guard them with their lives, because any potential change undermines their personal power and authority.

Keough says that meetings became very important, “There are even meetings to plan meetings.” Meetings are the religious services of a great bureaucracy and the bureaucrats are fervently religious.” Keough writes about his life at Coca Cola where he learned about the bureaucracy game, “everyone stands in a circle and the first person to do anything, loses.” He goes on to quote comedian Fred Allen with, “A committee is a group of men who individually can do nothing, but as a group decide that nothing can be done.” He has a book worth reading.

Within our organization when I gave up the DundeeWealth Chief Executive position in June of 2007 I left behind three complete sets of bureaucracy serving the parent company and its two subsidiaries. David Goodman’s first priority, as the new Chief Executive Officer, was supposed to tackle the inefficiency of these sets of bureaucracy. His first words to me were, “We are like Noah’s Ark; we have two (and sometimes three) of everything.” But, as I outlined above, beginning in July/August of 2007 DundeeWealth had more important problems called Asset Backed Commercial Paper and The Dundee Bank of Canada to deal with. David sized up the situation, determined that the banking situation was going to get even worse and sold the bank, which we had spent over five years to create and which was an integral part of our business plan to allow us to compete with the Canadian banking oligopoly. While hurting financially in its debut, the bank was actually a marketing success. Notwithstanding, David was very correct in quickly ridding us of our long awaited and business quest of providing banking services.

David went forward from that day to what was supposed to be his first task – unwinding an unwanted build up of bureaucracy which was allowed to develop during the acquisition days of the formation of DundeeWealth. We were a company with three CEO’s and, of course, as Keough attests each needed their own bureaucracy. How can you be a CEO and not have your own team of meetings?

Over the last eighteen months David and his new and invigorated DundeeWealth management team have eliminated 383 positions, mostly by combining the best of all three companies. The fact that this was being done during a generational financial crisis,

Dundee Corporation 2008 Annual Report

made it all the harder. We, as the controlling shareholder, are proud that each layoff was done in a very careful manner such that David and I, as leader and former leader of the DundeeWealth “business family” were satisfied that our people were allowed sufficient financial wherewithal to take them to re-employment. They are all good people; the fact that we were Noah’s Ark was not their fault and we wish them well.

In the last 22 months, by selling the bank and retrieving almost $50 million of overhead expenses, David has clearly increased the value of DundeeWealth.

This is even more obvious when we consider that at the same time, the DundeeWealth team was also able to capture “Fund Company of the Year” for both 2007 and 2008 and produce gross asset additions of $3 billion during the worst financial and investment crisis the world has seen since the 1930’s.

I spent about one year in the position of starting a new business for Dundee Corporation, while keeping one eye on a troubled one I just left, and it was like walking a high wire. Eventually I had to concentrate all my attention on getting to the other side. I stopped looking backward in June 2008 and we are almost there in the creation of our new business in Dundee Corporation. David and his new management team have done a great job and today I only look on with pride.

♦♦♦

Similarly our other great business – Dundee Realty has had great achievement in the capable hands of Michael Cooper. We were able to sell 66% of our Dundee REIT for $47.50 per unit and externalized its management to a new company – DREAM, Dundee Real Estate Asset Management, a Dundee Corporation division which manages $3.1 billion of third party real estate.

Dundee Realty’s land and housing business had its best year ever in 2008. Before tax income was $80 million. The successful year was driven by the increase in business from asset management, the sale of land and housing in Saskatchewan and the completion of the Pure Spirits condo complex at the Distillery District.

We have planned for reduced real estate activity in 2009 because of the startling decline in business activity, especially in Alberta. Our 2009 focus is on achieving positive cash flow and reducing our working capital operating debt which will come with reduced sales activity in western Canada.

The Distillery District remains our important Toronto real estate activity. We are moving towards the financial close out of our second condo tower in the Distillery District – Clear Spirits – which is 83% sold and where third party financing has been arranged.

Dundee REIT, while smaller, after the GE transaction, is positioned very well.
Occupancy levels are stable and comparable performance quarter over quarter is well on budget. We are satisfied that after managing our way through the sale of two-thirds of the

Dundee Corporation 2008 Annual Report

REIT portfolio we have been able to make our smaller business grow and be cash rich and profitable at an appropriate rate while at the same time focusing our management talents on survival and looking for opportunities to surface from the current environment.

♦♦♦
The world of finance, business and investment is recovering from a binge of easy money and too much debt and even if we did not join the party we are all suffering from a monster hangover. The kind of hangover that can only be cured by time and complete rest. The memory of 2008 will persist for years, not weeks or months.

From my perspective as an investor, I cannot imagine another time as exciting as now. We live in a coming era that will be filled with opportunity for wealth creation not seen since the late 70’s and the early 80’s.

Yes, the financial community took a long time out and rejected sound old fashioned principles in favour of get rich quick complicated products which were not only unsound but also not understandable by a normal human being. But to an optimist like myself it is a time of action, not tears. As fortunate survivors we have more choices, experience, better tools and less competition for new ideas and great challenges. All we need is the courage to act, the courage to overlook the fear in most others’ eyes and behaviour.

The optimism I feel is based on several simple facts; the most easily understood was stated recently by Jeremy Granham, “If stocks are attractive and you don’t buy and they run away, you don’t just look like an idiot, you are an idiot.” From a more fundamental basis however, technology and globalization are facts of life. With the internet, over 3 billion people in the world are looking forward to our middle class values. We can envision a new global middle class population in the world of 300-500 million people over the next five to fifteen years. We are watching a time similar to the post WWII growth period in North America, Europe and Japan when resources, commodities, energy and agricultural products will be in great demand, and it is all happening when the world is least prepared to deliver more of these basic materials.

In addition, the era will find traditional banking in disrepair and capital markets deficient of capital. The power of new companies to do the job has never been so necessary and so open to knowledgeable entrepreneurs. As a result, the world has more choices where one can pick and choose where they want to use their talents, capital and knowledge.

Globalization has changed the nature of the investment business. As investors, we are being forced to re-think and re-design our vision, our processes and most importantly, our opportunities. As resource and real estate asset managers with the wish to provide “merchant banking” type of capital, our market today is much larger and different. To more clearly enter that market, Dundee Corporation has been working towards a process of re-design. For example, to allow for my investment counsel registration to be moved from Goodman & Company, we have formed a new wholly-owned investment counsel company – Ravensden Asset Management Inc.

Dundee Corporation 2008 Annual Report

Ravensden is the sub-advisor to approximately $3 billion of the assets under the Dynamic and DundeeWealth name but it exists to especially oversee our yet to be funded, Global Resource Fund, the General Partner of which resides in our wholly-owned Cayman bank – The Dundee Merchant Bank. The objective of our Global Resource Fund is to raise a significant capital pool of strategic investors of which Dundee Corporation has committed US$200 million. The “drawdown” pool will search out merchant banking type resource opportunities on a world-wide basis – both for equity ownership and debt.

In spite of our ownership and control over DundeeWealth’s asset management for mutual funds and private clients, we remain focused on establishing Dundee Corporation as an asset management company. Seventeen years ago, on May 11, 1992, in the first annual report of the company, I wrote that Dundee is a company with “old traditions” with an investment philosophy that remains fundamental and totally oriented towards value. “It is essential that we understand the business before we invest and that we purchase assets that are likely to increase in value ---- over a five year period.” I said further that we subscribe “to the notion that the creation of wealth arises from the exploitation of a natural resource, the development and packaging of something distinct or unique, or as a by-product of solving problems not solvable by others.” At that time I added one more philosophical notion: “History has demonstrated that the market offers superior returns to those investors who are able to recognize important new information and correctly anticipate its effect on the market”. Today I can add that, in my view, the source of all wealth really comes down to knowledge.

With regard to the philosophy stated above, I must say today that something is distinct and different. Today, the world of investing has quietly shifted, almost “on little cat feet”, from being United States centric to being China, Asia and India centric. Globalization is a process that has been underway for some time without a lot of fanfare and it has had some meaningful impact on the investment process. Currently, with the impact of the financial crisis and the recession and tremendous Obamachange that is taking place in the US, the correct anticipation of this in-process event made it necessary to shift our thinking towards being China and India centric.

In the last ten years, the very common pursuit of stock market capital gains by index investing mainly in what has been deemed the world’s financial centre, The United States, has come up totally empty handed. As a result, the prognostications of many of those who follow the market much like they row a boat (looking backwards) are decidedly negative and should be disregarded.

Based on the notions of investment philosophy repeated above and the anticipation of change as related to globalization, I can state categorically that I remain an optimist and very positive on future global and subject specific investment opportunities.

Taking a forward-looking approach rather than only looking backward, and with deliberation that goes back to the turn of the century, I have come to the conclusion that we are on the cusp of a secular inflationary period that has recently been interrupted by a

Dundee Corporation 2008 Annual Report

cyclical pullback. The secular trend may be already underway and could have a life of at least another ten years.

The combination of the emergence of large population countries that are striving for middle class lifestyles and are prepared to work hard and save to achieve that end bodes well for those countries and companies that produce their needed commodities.

All the signs are there:

•	Money supply rising worldwide
•	Oil and gold price strength
•	Potential loss of the US dollar as a reserve currency
•	Geopolitical instability

For those who are looking backward, we have unquestionably been living through a disinflationary environment which has had positive benefits to those fortunate companies with high unit growth in sales and the ability to achieve lower prices because of volume and technology.

Looking forward, however, we see a world where inflation (not necessarily runaway) will positively benefit those companies with pricing power and operation leverage. That is those companies that can exploit a natural resource, develop something unique or solve previously unsolved problems. While the US is fighting off a financial crisis, a bursting housing bubble, a recession, and a dysfunctional political bureaucracy, countries like China, India, South Korea and Brazil are concentrating on the important things for the future. As a result, our investment geography has been necessarily shifted.

It is my belief in looking forward we have the opportunity to position ourselves for outsized investment returns over the next five years. My greatest interest, because of my early training and background, is the secular, greater than five year outlook that exists for commodity related companies. This positive outlook is tied to globalization, emerging markets, and inflation. In addition from a fundamental point, low prices and poor profits have discouraged commodity producer exploration and investment since the top of its market in January 1980.

The world’s population is growing, but it is not growing nearly as fast as the emerging middle class who can now strive for the same way of life that we enjoy in North America.

To quote my old friend Don Coxe – “future historians will say – the most important new trend of our time was the emergence of a new middle class in China and India. Each new middle class dwelling includes indoor plumbing, electricity and basic appliances – and a significant number of all members of this class will own cars. Assuming a compounded GDP growth of 6-8% in those countries whose combined population is 2.3 billion, there could be more than 300 million new middle class inhabitants by 2015 with continuing growth after that. That is something on the order of four times the size of the new middle

Dundee Corporation 2008 Annual Report

class formed in North America, Europe and Japan between 1948 and 1963 – the time of the greatest mining boom in history.”

So, how do we capture those future gains that are definitely part of our traditional policy? Because of the 2007 banking crisis, particularly to DundeeWealth, and the global financial crisis in 2008 we have been slowed down towards our quest. No sooner did I give up my executive position at DundeeWealth in June 2007 than the company became distressed (the two are not related). My time was taken up with current problems not the least of which related to the fact that we had to deal with an unsolicited offer to acquire DundeeWealth; an offer that never became doable and could not be consummated. In the light of me now looking back, we could have more easily and quickly gone on to our business plan had we not been burdened with that much publicized offer which was not able to happen.

♦♦♦

It was only in late 2008 that we began the process to finance our Global Resource Fund. In keeping with the current investment theme we went to where the money lives. In China we signed a joint venture agreement between our 100% owned The Dundee Merchant Bank and the Hong Kong domiciled CITIC Merchant Limited. CITIC Merchant, a division of CITIC Group, were engaged to raise money for our fund from strategic Chinese investors and are in the process at time of writing, of working towards finalizing some significant investors.

Our relationship with CITIC Merchant has also led us to jointly investing in a Hong Kong listed company, CIAM Group Ltd., which is 75% owned by CITIC International Assets Management Ltd. The joint venture with CITIC Merchant also has several potential cross border capital market transactions underway with Dundee Securities. Eric Huang, the President of CITIC Merchant, has agreed to serve as a director of The Dundee Merchant Bank.

In keeping with the theme of going to where the money is, we have very recently created a new company – Arabia-Asia Capital Alliance Ltd. in partnership with a group of investment professionals with established credentials amongst sovereign wealth funds. The company is domiciled in Dubai. Our ownership is 60% with management holding a 40% stake.

The relationship with Dundee Securities for North America and Europe and CITIC Merchant and Arabia-Asia elsewhere, allows us to begin planning for several new funds where we have the investment credentials – real estate, environmental, and infrastructure. We look forward to expansion of our asset management activities.

While it may appear to some shareholders that we have been working towards this new business thrust for too long without results, I can relay a quote attributed to Abraham Lincoln: “If I had eight hours to chop down a tree, I’d spend six hours sharpening my axe.”

Dundee Corporation 2008 Annual Report

We have been sharpening our axe by the assemblage of the talented people dedicated to our new business of managing money with an entity that combines the talents of an entrepreneurial owner/management team with capital and strategic actions in order to create value for our investee partners and Dundee shareholders.
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The US Federal Reserve has pumped an unprecedented amount of money into the system to stave off deflation and assure the likelihood of an economic recovery, which Ben Bernanke has recently predicted. The printing of money has been done without concern or comment about likelihood of future inflation.

The time has come to look at that likelihood, and be concerned about the Fed’s ability to withdraw the excess liquidity without having to deal with a crippling dose of US, and possibly global, inflation. The recent crisis is not typical of anything in the past so Ben Bernanke is in new territory filled with unconventional complexities which he is trying to fix with a very conventional strategy. The markets should be nervous that the Feds balance sheet has undergone a doubling to $2.2 trillion and the banks have not yet started to lend so that some velocity can be applied to that excess cash sitting around. But the inflation likelihood is clear because the Fed has indicated that it does not intend to stop printing until they see the whites of the eyes of an economic recovery. This leaves the question, can they do it in the time they have before the bad effects of inflation begin to take hold and have the cure turn out to be worse than the disease? Most economists think (hope?) that they can, but we are in uncharted territory.

The basics that we are looking at are that the US has only two ways to go: correct past excesses and go through a 10 to 20 year period of Japanese style stagflation, or latch on to an unprecedented reflationary process. For president Obama, who wants to be remembered well after an eight year term, there is no other choice but reflation: print money as fast as possible and enormous budget deficits over multi years.

Milton Friedman said that “though the value of money rests on a fiction, money serves an extraordinarily useful economic function. Yet it is also a veil. The real forces that determine the wealth of a nation are the capacities of its citizens, their industry and ingenuity, the resources at their command, their mode of economic and political organization”. He then goes on to say that notwithstanding this description of the role of money we must “recognize that, when it gets out of order, society possesses hardly any other contrivance that can do more damage”.

Inflation is a disease that, if not checked, can destroy a society yet no government is prepared to accept responsibility for producing inflation, even mild versions. Governments always find someone else to blame – greed, businessmen, unions, consumers, OPEC, bad weather or anything else they can find. Individually any of those and others can in fact produce higher prices for individual items, but they cannot produce rising prices for goods in general. General increases in price are caused by governments increasing the quantity of money in too rapid a fashion. Friedman said that inflation is

Dundee Corporation 2008 Annual Report

purely a “monetary phenomenon”. It is caused by the supply of money being increased more rapidly than the output of goods and the supply of money is more important than the output of goods.

You can take it from Friedman that, “financing government spending purely by increasing the quantity of money in circulation feels good and looks like magic; it’s like getting something for nothing.” But John Maynard Keynes said that, “There is no subtler, no surer means of overturning the existing basis of society than to debauch the currency.” It sure looks like that is what is happening as we watch today.

Inflation will add to government revenues in many ways, but with most importance inflation devalues the currency which allows a government to repudiate its outstanding debt by paying it off with lesser valued money. Thanks to inflation the dollars that are used to repay debt cannot buy the same quantity of goods and services that was capable by the dollars that were originally loaned. At the current rate, most Americans will live longer than the value of their money.

Is it any wonder, therefore, that with Ben Bernanke’s viewpoint on the handling of money, as he laid out in the following quote from a speech he made in 2002, that the largest holder of US dollars – China – is looking to spend those dollars on items that might not only result in gains as a result of inflation but are the goods that they actually require for their future growth. Hence, we are witnessing the current flurry of mega deals being made by the Chinese to spend their $1.9 trillion of US currency on copper, iron ore, oil etc. as quickly as possible.

The Bernanke quote is:

“US dollars have value only to the extent that they are strictly limited in supply. But the US government has a technology called a printing press (or today, its electronic equivalent) that allows it to produce as many US dollars as it wishes at essentially no cost. By increasing the number of US dollars in circulation ---- the US government can also reduce the value of a dollar in terms of goods and services, which is equivalent to raising the prices in dollars of those goods and services.”

Well, guess what? The Chinese have figured it out. The Obama administration is well advanced in its determination to change the economic culture of the United States and acquire the ability to create consumer spending and also repay a historic and growing debt load to install his stimulus programs, health care and social security. So the United States is printing money at a very rapid rate.

Like the Chinese, our Dundee investment process prefers hard assets that will benefit from inflation along with those companies that have the innate ability to adjust their prices along with rising costs. The combination of Obama’s determination to re-establish labour union strength along with devaluation of the currency, will make life difficult for those enterprises that have built their business plan on a disinflationary or even deflationary economic environment.

Dundee Corporation 2008 Annual Report

Ian Notley of Yelton Financial was an old friend of mine and someone I respected for his insight on the financial markets. About three years ago Ian predicted the end of the sectoral “generational” bull market for bonds. Ian passed away less than two years ago and therefore he, like many of us, did not have any insight about the global financial crisis we have been undergoing for the last year. But Ian was entirely correct. The bull market for bonds in North America that started with Ronald Reagan in 1981 as the response to that period of inflation in the 1960s and 1970s has been flatlined until the recent fear factor and capital fright of the 2008 crisis of confidence.

By easy count going back to Reagan’s election, we have had that bond bull market intact for almost 29 years. Since 1981 at least we have been living in an environment that has been disinflationary and with declining interest rates.

However, as we go forward from today, the Federal Reserve is printing vast quantities of money. There has never been a time in history that the printing of money has not created an inflationary environment. Furthermore when you add up the amount of spending the Obama administration is planning even for those years beyond his potential eight year term, to 2016, the average annual budget deficit will be increased by 5.6% of GDP on average and it is expected that the US debt will increase by an average of 4% per year through to 2019.

So while interest rates are low today by past standards, the impact of the Obama stimuli, health care and social security expenditures will put a strain on the ability of the US to raise bond money and interest rates should move higher.

Martin Feldstein, President Reagan’s head of Council of Economic Advisors and a highly respected Harvard economics professor told the Financial Times of London that “inflation is looming on America’s horizon” going on he said that “the money supply consists largely of government insured bank deficits that households and businesses are holding because of a concern about the liquidity and safety of other forms of investment.” To make it simple for journalists and their readers, he then went on to say, “this could change when conditions improve, turning these money balances into sources of inflation.” If I could say it better than that I would not have to quote him.

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The most recent release of the IMF’s Global Financial Stability Report, is unlike last year when they released those very high figures of losses which came as a surprise; this year seems to corroborate the consensus view and therefore should probably be taken with less concern than last year’s report. The IMF now states that newly expected write-downs for financial institutions in 2009-10 will effectively wipe out the tangible equity capital of the US banking system, They, of course, have reported this before the results of the US stress tests were released. But essentially we agree with what the IMF is saying in that the problems of the US and global economies have not gone away as yet. Yet we do know that stock markets do not turn when you see the light at the end of the tunnel, they

Dundee Corporation 2008 Annual Report

do so when the light is not yet visible but the shade of black is only a little less black than it was the day before and that, from a schematic outlook, appears to be currently happening.

There are “lesser black” signs that credit markets are gradually being unblocked. I take this to mean that the downside is lessened and may even have been reached; not necessarily that we have big upside in the short term. The credit markets are decisively healing and leading indicators are turning up, which is the first time we could say this in almost two years.

My bottom line despite the IMF report is that in the midst of recognizing that risks and uncertainty remain we should be gradually preparing our fiduciary investment strategy to benefit from the reflation-inflation that is on the way.

When the current financial crisis ends, and it will, trade will recover, consumers will spend and cheap stocks with inflationary resistance will become more expensive, it will lift all the boats, inflation beaters as well as others.

Where the difficulty arises is that we are looking ahead and the “top down” is filled with uncertainty; we are obliged to assume several years of difficult economic and financial circumstances along with rising inflation and rising interest rates. To arrive at our intrinsic values that project those conditions we must adjust our discount rate for present value of future cash flows; we must adjust our future cash flows and haircut the projected value by a third. On that basis even though from the highs of 2007, stock prices are down anywhere from 40% to 50%; they are still not cheap when I compare valuations that existed in the higher interest era of the mid 1970s, but inexpensive businesses are still available.

Things appear to be getting better, but we have no idea how long it will take to get to much better times. When? If you look at past market cycles that had great difficulties you will find that they take some time to fully recover. The memory of 2008 will last and will be in a negative input to memory for at least three to five years. During that time we expect to be living through a range bound stock market caught between the absolute highs previously seen and the recent lows. Our choice is to use the S&P500 for the low end at 666 which took place in trading on March 6, 2009.

For the long-term range bound stock market we expect to see, our investment style and philosophy continue to concentrate on trying to buy an interest in an undervalued business. We will work with the macro scenes that we understand and determine the intrinsic value of the individual business that attracts us for a number of reasons. We weigh the trading price to that intrinsic value. We do so with a healthy appreciation for the limits of our ability, intelligence and expertise and try to be on the correct side of the probability that we calculate. This process has kept us out of trouble in the past and will do so again.

Dundee Corporation 2008 Annual Report

But range bound stock markets present unique investing opportunities and were very common in the years before 2000. Over the previous 100 years, range bound markets were actually recurring for over half the time.

A range bound market is composed of multi cycles that include bullish periods, bearish periods and trendless times. While the long term direction of a range bound market is more or less flat, the shorter term slope either points up, down or sideways and the bounding can last a long time with frequent bull phases that are short lived but can last for a couple of years or less.

We should welcome market declines because that is when we get the opportunity to invest the way we should – which is in deliciously cheap assets.

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As I write these words I am in Omaha at my annual pilgrimage to the Annual Meeting of Berkshire Hathaway. Warren Buffett, now 78 years old, and Charlie Munger, 86 years old, have been two brains that I have been envious of and a follower of for many years. I look forward to be able to continue to go to their Annual Meeting for a long time. For those who cannot be there, I recommend the reading of the many Annual Reports of Berkshire Hathaway to any and all who wish to learn what common sense and intelligence can bring to your investment prowess.

But if I can go back to Ian Notley’s prescient forecast, Mr. Buffett said, “When the financial history of this decade is written, it will surely speak of the internet bubble of the late 1990s and the housing bubble of the early 2000s. But the US Treasury bond bubble of late 2008 may be regarded as almost equally extraordinary.”

He goes on “Clinging to cash equivalent or long term government bonds at present yields is almost certainly a terrible policy if continued for long. Holders of these instruments ----have felt increasingly comfortable --- in following this policy as financial turmoil has mounted. They regard their judgment confirmed when they hear commentators proclaim “cash is king”, even though that wonderful cash is earning close to nothing and will surely find its purchasing power eroded over time.” Inflationary periods, more often than not, is when government bond markets face serious headwinds. I am more than ever convinced that old is the new new, and good old fashioned investment management is what is required today. The owners of businesses with ethical and intelligent management and a sustainable business plan that has inflation protection is what is needed.

When searching for inflation protection for their portfolio most people will look to gold, hard assets like commodities and real estate, but too many simplistically reject plain old common stocks. Not all businesses but many businesses are “real assets” based on the ability to produce earnings in excess of market rates on tangible assets that are in place.

For example, service businesses that are sustainable with no real capital required usually have the ability to maintain pricing power to counter inflation. Some businesses like our

Dundee Corporation 2008 Annual Report

wealth management and asset management practices, where we earn our fees on holding investments that will survive and thrive on an inflationary surge likewise are protected.

It is also my view is that any business that does not have a pressing need to increase its capital stock with growth is mostly protected from monetary debasement because as nominal prices rise so do its revenues, cash flow and net income.

Our job as asset managers is to find more of these kinds of businesses because they will thrive when inflation becomes more visible and will probably become investment favorites even before inflation is a problem to other companies. We are searching for those businesses that have the ability to raise prices without concern about market share, or unit volume and to quote Mr. Buffett again, that can “accumulate large dollar volume increases in business (often produced more by inflation than by real growth) with only minor additional investment of capital.” Our DundeeWealth is exactly that kind of business, as is our ownership of 6,000 acres of land in Western Canada as well as our resource portfolio, especially Dundee Precious Metals.

Our main decision process for investment is intuitive rather than only analytical as is commonly thought. The intuition that counts comes from laws of psychology as they pertain to how group consensus decisions are being made.

In times of inflation, economic goodwill or brand value such as our fifty year old Dynamic brand (which is not on the balance sheet) is the gift that keeps on giving and the more virulent the inflation the greater the gift.

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A thought came to mind while listening to Warren Buffett respond to questions from many of the thirty-five thousand shareholders that attended the seven hour Berkshire Hathaway meeting. He said that one of the questions he often asks of managers is, “what would you do differently if you owned the company?”

In my instance at Dundee Corporation, as its CEO and with my family, the largest shareholder; and even more important a very significant portion of my family’s wealth is in the share value of the company. As such, I can answer Mr. Buffett’s question quite easily. While I might not in retrospect be happy with some of my decisions, I would not have done anything differently.

While we are a corporation, my family and I think of ourselves as partners with our shareholders. Because of my specific shareholdings, we also are in control of the company’s affairs. Nonetheless, I do not operate on the basis that the company is the ultimate owner of our assets. I operate with the view that the company is a conduit through which we all, as shareholders, own a piece of the company’s assets.

My family and I are long term in our investment philosophy and therefore from time to time we learn that we have partners who do not have long term aspirations. Partners who

Dundee Corporation 2008 Annual Report

look for short term opportunities to sell their ownership when some economic or political event overtakes their resolve. At such times, we are forced to watch with pain as the share price of our family’s net worth plummets until such time that one or many smart investors recognizes what we are trying to achieve and becomes a significant owner/partner with us. In the past we have welcomed AIC’s Michael Lee Chin and Private Capital Management’s Bruce Sherman, as significant shareholders. Most recently, we welcome CI Financial’s Gerry Coleman who has intelligently been a consistent buyer of our stock during the worst days of the recent stock market bear climax. Gerry’s funds now own 16.9% of Dundee Corporation and we look forward to helping him to perform in the excellent manner that Gerry has been able to achieve for many years. Welcome to our family, Gerry.

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If there is uncertainty on any subject today it is that the economic and financial crisis of 2008 is a great failure of the American free market system. To quote George Soros” “The salient feature of the --- crisis is that it was not caused by some external stock --- the crisis was generated by the system itself.” It originated in the United States but it is the unexpected consequences of the positive features of globalization. The United States has been globally embarrassed by its dysfunctional political system and the unwinding of its position as the world’s financial centre and the source of much of the world’s financial innovation.

Robert Skidelsky, in a recent report, outlined that the failure of the US was threefold. The first being the US banks and financial institutions mutated from respected utility type businesses into fast moving casinos where the house always wins. The only question in this instance is, who was the house? Only time will tell. But the background to the crisis also unleashed a moral failure of a system built on excessive debt. A moral failure on admonition of growth for growth’s sake rather than a means to increase the lives of many people.

He then lays the most blame on the so-called stock market efficiency that has become the priority in our thinking and policy makers and the regulatory system. He said that all have “succumbed to something called the ‘efficient market hypothesis’: the view that financial markets could not consistently mis-price assets and therefore needed little regulation” - an intellectual failure.

The Efficient Market Theory first became widely known in the early 1970’s when I, along with three partners, was in the investment counselling business catering to large corporate pension funds that were being advised by a new cast of consultants who brought the Efficient Market Theory to our lives. In spite of our disbelief that the stock market was anywhere near efficient, we were able to build our business mostly because we performed well at a time when the stock market and other counselling participants did very poorly.

Dundee Corporation 2008 Annual Report

I personally was so adamantly against the precepts of market efficiency that I was asked by my partners to discontinue attending client and/or consultant meetings because my views were too anti the newly highly accepted nonsense of Efficient Market Theory, otherwise known as the Capital Asset Pricing Model (CAPM).

Today, notwithstanding an overwhelming amount of evidence that CAPM and Efficient Market Theory simply do not work or are valid, our industry, its regulators, and the media continue to accept this bogus theory as fact. The whole process defies the scientific method. The measurement of risk as volatility, given the important name of beta is the heart of the Efficient Market Theory and is only today beginning to lose respect by the smarter investment community.

But it has taken a long time and those unstudied in the investment industry are obliged to use the terms alpha and beta as laid out by the failures who blew it with Long Term Capital Management. The partners of LTCM were some of the Nobel prize winners who invented the mythical theory of market efficiency.

Benjamin Graham, the father of modern day security analysis, took time out in his later years to say: “Beta is a more or less useful measure of past price fluctuations of common stocks. What bothers me is that authorities now equate the beta idea with the concepts of risk. Price variability, yes; risk, no. Real investment risk is measured not by the percent that a stock may decline in price in relation to the general market in a given period, but by the danger of a loss of quality and earnings power through economic changes or deterioration in management.”

The stock market, like any auction market, is not efficient. Graham used to say, “price is what you pay, value is what you get.” As such, the translation of a bogus model and theory allowing journalists and accountants to easily calculate business valuation because the market knows all means that the market values are likely not to be correct. Markets and auctions have more to do with psychology than the calculation of intrinsic values.

The assumptions behind the CAPM and market efficiency are mostly foolish when studied carefully:

•	No transaction costs
•	No market movement because of buying or selling
•	No taxes
•	All investors are risk averse
•	All investors share the same time horizon
•	Volatility is risk and can be totally controlled by diversification
•	All assets can be bought and sold freely
•	Investors can all borrow at the best risk free rate
•
All investors are aware of and use Markowitz Optimization tool which purports to allow an investor to calculate the required weight to give each stock in order to achieve the greatest return for a given level of risk chosen. Even Harry Markowitz did not totally use his tool for his own portfolio.

Dundee Corporation 2008 Annual Report

To make the whole situation even more ludicrous, Eugene Fama – the original creator of beta – i.e. risk equals volatility, has recently acknowledged its short comings.

So why is it that in spite of the likes of Jeremy Grantham who has recently said in blaming Alan Greenspan for the 2008 financial crisis: “An even bigger villain besides Greenspan was the general concept of rational expectations and the efficient market.” Keynes said “Politicians think they are all independent free thinkers. But it turns out they are invariably slaves to some defunct economic thinkers.” Today, we can add accountants as part of the political slavery to the nonsense of efficient markets.

Grantham went on to rant about Ben Bernanke – “His belief in market efficiency is so profound, that he does not believe that there could be a bubble – and therefore, despite the data before his eyes, he cannot see it. He (Bernanke) went on to say, ‘US house prices have never declined’; that’s why the Fed was so hopelessly wrong.”

So why, you may ask, have the regulators, journalists, and the accounting profession grasped on the efficiency of the markets when they created the Fair Value rule by putting “mark to market” with necessary accounting and regulatory usage.

The standard assumption in economics is that people make such good decisions that our choices are labelled optimal. Conventional investment advice from the Modern Portfolio theory is based on this underlying belief that people and financial markets are rational and sensible. In the real world, however, people are far from rational. We all know that the collective of people produces crazy irrationality.

Investment has not kept up with the cutting edge intellectual developments. While the science of irrational behaviour is quickly growing up, conventional wisdom still provides investment advice based on very outdated, bogus ideas of sensible sane people and rational stock markets. The extremes of human emotion prevent the stock market from spending much time in a rational state of fair valuation. The stock market has multiple personalities: extreme state of happiness to severe depression. The stock market rarely behaves in an average manner.

The creators of the Capital Asset Pricing Model (CAPM), Eugene Fama and Kenneth R. French wrote as recently as 2004 that : “The attraction of CAPM is that it offers powerful and intuitively pleasing predictions about how to measure risk and the relation between expected return and risk. Unfortunately, the empirical record of the model is poor – poor enough to invalidate the way it is used in applications.”

James Montier of Société Général and author of Behavioural Investing perhaps put it best – “that” CAPM is in actual fact Completely Redundant Asset Pricing (CRAP).

Charlie Munger as well said in April 1994, “I have a name for people who went to the extreme efficient market theory, which is “bonkers”. It was an intellectually consistent theory that enabled them to do pretty mathematics. So I understand its seductiveness to

Dundee Corporation 2008 Annual Report

people with large mathematical gifts. It just had a difficulty in that the fundamental assumption did not tie properly to reality.”

It was my attitude on this subject that drove me away from the so-called consultants (or drove them away from me) who advise the major pension funds in our society. Consultants who have taken market efficiency to a religion. It is from that religion that we have index benchmarks, risk calculated by volatility (beta), indexing of portfolios. Clearly as the last ten years in the market has ended, the religion of efficient stock markets is more broadly recognized than those of us who agree with the Buffett-Munger agnosticism towards that “bonkers” theory.

Lawrence Summers, President Obama’s special economic advisor, in a prior position was part of the team brought in to unwind and bail out Long Term Capital Management. He stated on several occasions that the Efficient Market Theory is the worst thing that has ever happened to the investment process.

Nonetheless, like all religions, aspects of it take on a life of their own and today we have to live with:

•	Regulators who want returns compared to benchmark indices.

•	Regulators who want the risk of a mutual fund related to the fund’s beta

•	Accountants who want to mark assets to market or if no market exists to a model that would replicate a market. This was the input that nearly took down the entire global banking system.

•
Accountants who value option prices using the Black Scholes formula which uses beta as its key ingredient, negatively and unnecessarily reducing corporate earnings with a formula which has been proven incorrect.

With the gradual acceptance of the Efficient Market Theory by the accounting profession it means that as management we have no choice but to sit back and accept the silliness it creates of our financial statements. The bogus Efficient Market Theory has given accountants “negative goodwill”, “mark to market”, ‘impairment”, or “temporary impairment” and earnings and losses impact from equity accounting and share sales by subsidiary companies in excess of book value.

But not only must we accept the usual incomprehensible result, we must then sign a statement that we take full responsibility and agree with the resultant financial statements.

We recognize that accounting disciplines strive to provide information that is both relevant and verifiable. The evolution of accounting to “fair value” rather than “historical cost” means that current market prices have taken on a relevance that is just not acceptable to practiced and knowledgeable investment professionals. Ben Graham, the

Dundee Corporation 2008 Annual Report

father of modern security analysis, stated that the stock market is not a “weighing machine”, it is a “voting machine” and the resulting prices that comes from the “voting” process is not likely or necessarily its value.

We have evolved from a system of objectivity and ability to verify to a system in which the market price of an asset is subject to debate between a company and its auditor, particularly during a period, such as recent, of economic stress and panic proportions of market price movements.

As a result, the accounting profession has become overly conservative in order to be prepared for the many instances of criticism that may come from management, shareholders and regulators. To quote Edward Lampert of Sears: “So much time and money ends up spent ensuring that the financial statements are immune from criticism that it can become much more of a distraction than a useful tool for investors and management.”

As an example, at year end Dundee Corporation’s ownership in 4.2 million Dundee REIT units was traded at a price which was below our book cost. The company was asked to note in our statements that notwithstanding the impaired value of our ownership we believed that impairment was only temporary. At the risk of having our financial statements qualified, I said that it was my opinion, as the CEO and President of Dundee Corporation, the largest shareholder of Dundee REIT, that Dundee REIT was not impaired at all, temporarily or otherwise.

The facts are as follows:

a.	Our cash cost is $15.20 per unit
b.
Most of our cash cost came from the split of REIT properties from the original Dundee Realty Corporation (this was $9.75 per unit), a minor amount came from increasing our ownership through market purchases and by taking distributions in Dundee REIT units rather than cash, all totalling $169.6 million.

c.
No recognition is given to the $274.4 million that was taken out for sales in settlement of our exchangeable debentures and the $47.50 per unit of proceeds from redemption sale the GE purchase of units in 2007.

d.	Our position remains at a cash cost of $15.20 per unit.
e.	But our book cost, because of equity accounting pick-ups for which we never received any cash is $22.07 per unit.
f.
As an investment manager my view is that the 4.2 million Dundee REIT units that we continue to hold have a negative cost of about $25 per unit. By taking into consideration our cost of the original Dundee Realty, that number is much higher.

g.	“Impairment”?

Unfortunately, this is merely one example of the enigma that gets created because accountants are using the mass votes of irrational people as the value of an asset.

Dundee Corporation 2008 Annual Report

Johann Wolfgang Von Goethe had it right when he said, “We do not have to visit a madhouse to find disordered minds; our planet is the mental institution of the universe.”

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Much of incorrect assumptions in the investment world emanate from – of all places – Machiavelli, who said “Whoever wishes to foresee the future must consult the past; for human events ever resemble those of preceding times”. I guess that’s where Mark Twain got the view that “History doesn’t repeat itself, but sometimes it rhymes.” But Machiavelli also alluded to the fact that while the actual history might not repeat itself, the passion, emotion and psychology of people always does.

Much too much of the investment information that we get today is related to previous years of financial crisis and how they compare, return to the mean as far as price earning ratios and profit margins are concerned, and other past related things. While it is dangerous to say “This time is different”, I am more comfortable in keeping my rationality by considering that both Machiavelli’s and Twain’s comments are like the rowing of a boat – you pull the oars to move you forward but you only see what’s behind you. I would prefer to see where I am going – paddle a canoe, or a kayak or sail a boat rather than relying on the “passions of men” to be similar each time a similar event occurs, because sometimes it is not the same as the past. The difference in today’s environment is globalization, and China and India. Clearly the US - the former global centric country for financial affairs – is moving out of the game and China is where we must look to find the opportunities for investment, growth and success.

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While I am writing this message we are witnessing a recent sharp rebound in commodity prices and it is, once again, all about China. They are increasing commodity stockpiles while hedging their US Treasury holdings in anticipation of a dollar collapse.

The Telegraph in London reported on April 23rd that China’s State Reserves Bureau (SRB) has been buying huge quantities of copper, aluminium, zinc, nickel, titanium, rhodium and other strategic metals. Arguing that copper may become the new store of value, as opposed to gold, The Telegraph wrote as follows:

“Nobu Su, head of Taiwan’s TMT group, which ships commodities to China, said Beijing is trying to extricate itself from dollar dependency as fast as it can … “China has woken up. The West is a black hole with all this money being printed. The Chinese are buying raw materials because it is a much better way to use their $1.9 trillion of reserves. They get ten times the impact, and can cover their infrastructure for 50 years. The next industrial revolution is going to be led by hybrid cars, and that needs copper.”

“The beauty of recycling China’s surplus into metals instead of US bonds is that it accomplishes a multi purpose: it stops the yuan rising, without

Dundee Corporation 2008 Annual Report

provoking complaints of currency manipulation by Washington; metals are easily stored in warehouses, unlike oil; the holdings are likely to rise in value over time since the earth’s crust is gradually depleting its accessible ores. Above all, such a policy safeguards China’s industrial revolution, while the West may one day face a supply crisis.”

China’s copper imports rose 13.8% in March 2009 from the prior month, on the heels of an 8.3% year-over-year increase in industrial production. For whatever reason, China’s commodity restocking is leading to a resumption of the bullish resource secular event that started in 2001 and 2002 and went into a bear cycle in 2008.

And then even the master of doom, Nouriel Roubini recently, in his newsletter acknowledged that China is a “key part of any recovery of the global economy.” He reports that after his mid-March trip to China that while China faced a “severe deceleration of growth” in the first half of 2008, there are today greater signs of economic recovery and “most forward looking indicators suggest” that growth will accelerate during the last half of 2009.

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I am often asked why I have not retired and why I devote so many hours to work. The answer is simple: I’d rather be more than full time, creative and building something new. And when I show up for work, I am. I have the health, desire and strength to create at least one more successful entity. The late Rebbe Schneersohn once opined there are two aspects to any reality – the light that fits the vessel and the light that doesn’t. In Hebrew these are called “Penimi” (inner) and “Makif” (surrounding) - the inner and outer lights. As we grow, gain experience and learn, what was once “Makif” becomes “Penimi”, but the theory goes on to imply that no reality is complete without a surrounding light. Being a scientist by choice, I typically ignore the outer light – in my case, retirement. My mind rules my heart, and it is my intention to keep both of these parts of my body healthy and working while being totally involved in my day to day travails. The Rebbe also said that “the greatest compliment one can pay a person is to say that he is a “Penimi” – one who possesses the trait of inwardness.” He said that it means integrity, thoroughness and consistency, where knowledge is not divorced from experience and experience is not divorced from your deeds. This requires the complete person to live the dream, experience the feelings and take the action. A “Penimi” is totally invested in what he (or she) is doing, as if there exists nothing else in the world. It is my hope, that the Rebbe would call me a “Penimi”.

My view of life as an entrepreneur is that it is important to be able to do something and dream at the same time. Rather than retire and think only about the short term, my choice is to dream about tomorrow, next year and next decade. It is difficult in these unpleasant times of financial crisis, and my personal demographic to be talking to others of long term ideas and plans when their concern is about their financial life today or tomorrow. For me, the future remains exciting. I work with others of great capability that can take care of immediate commitments.

Dundee Corporation 2008 Annual Report

As an optimist I have learned to be comfortable with uncertainty about the future while being able to accept the reality of the present. Certainty about almost anything can lead to unexpected catastrophes. As a geologist and scientist I have learned that there is no disgrace to realizing that I cannot know everything. I retain a high degree of humility, especially as it relates to the stock market. I make my investment decisions by always buying at a price that reflects a significant discount to intrinsic values which includes a margin of safety for the unknown.

I am very proud about our Dundee business culture which is simple and uses the philosophy that we are all family and must treat each other as brothers and sisters. This means that all criticism is constructive and polite. But it also means that once a decision is made, we make it happen quickly.

We strive to have the right people on the bus. We do not want functional silos that create cross-functional teams. Our objective is to decentralize, to create entrepreneurship, and get our decisions closer to our clients’ requirements. Today after our 2007/08 reorganization we operate with a flat organization.

Passion is important; we always show our care for people, clients, and shareholders and try to create passion in the ranks. We use every tool at our disposal to create and reinforce a high performance culture. When it comes down to basics we like to view all decisions from the perspective of, is it good for the customer and/or does it make us money. We seek profits by doing the right thing as human beings. We try to keep all stakeholders happy. We operate on the basis that altruism will bring us long term growth and long term profits. We gain our corporate profits by earning them through modesty, taking care of employees, customers and all other business partners and other stakeholders with a caring heart and without any arrogance.

An important resource that emanates from a long career of working with interesting and intelligent people that become friends is that they keep you informed of things that may easily pass your way otherwise. I am grateful to Richard Lee for passing on the speech given by Wen Jiabao, Premier of the State Council of the People’s Republic of China to the students at the University of Cambridge in England on February 2, 2009. The Premier ended this invigorating talk with the following:

“This once-in-a-century financial crisis is truly thought-provoking. It reminds us of the need to have serious reflections on the existing economic systems and theories.

“For many years in the past, China practiced a highly centralized planned economy and regarded planning as being absolute. This hampered the development of productivity. The ongoing financial crisis has made it clear to us, however, that the market is not a cure-all, either. A totally laissez-faire approach will inevitably lead to economic disorder and unfair social distribution, and will eventually take its toll. A creditable market-oriented reform should never set the

Dundee Corporation 2008 Annual Report

market against government macro-regulation. The invisible hand of the market and the visible hand of government and social supervision should both act, and act vigorously. Only in this way can resources be distributed according to market rules and distributed in a reasonable, coordinated, balanced and sustainable manner.

The international financial crisis once again shows how dangerous a market economy without regulation can be. Since the 1990’s some profit-driven financial institutions in economies lacking effecting regulation have raised massive capital with a leverage of dozens of times. While they reaped huge profits, the world was exposed to enormous risks. This fully demonstrates that a totally unregulated market economy cannot work. We must strike a balance between financial innovation and regulation, between the financial sector and real economy, and between savings and consumption.

To effectively meet the crisis, we must fully recognize the role of morality. Nothing is greater than morality. It shines even more brightly than the sun. True economic theories will never come into conflict with the highest moral and ethical standards. Instead, they should stand for justice and integrity, and contribute in an equal way to the well-being of all people, including the most vulnerable ones. Adam Smith, known as the father of modern economics, held the view in The Theory of Moral Sentiments that if the fruits of a society’s economic development cannot be shared by all, it is morally unsound and risky, as it is bound to jeopardize social stability. The loss of morality is an underlying cause for the current crisis. Some people have sacrificed principle and sought profits at the expense of public interests. They have crossed the moral baseline. We should call on all enterprise to take up their social responsibilities. Within the body of every businessman should flow the blood of morality.”

Earlier in his speech the Premier allowed that he was “a little bit worried” about the safety of China’s US dollar assets. He called upon President Obama “to maintain its good credit, honour its promises and guaranty the safety of China’s assets.” This was the prelude to China shifting a portion of their US assets into gold and commodities both above and below ground.

President Obama responds with “The dollar is strong” while his stimulus plan calls for an additional $3 trillion or $4 trillion in borrowings which has to come from the rest of the world or he must revert to the Bernanke printing press. These trillions of dollars one way or another will come home to roost.

Wen grasps a basic truth that many in the West fail to see. The core principle of capitalism is not the greedy pursuit of self-interest, as The Wealth of Nations implies, but the opposite. As Smith describes in The Theory of Moral Sentiments, the single-minded effort to create value for others is at the centre of capitalism.

♦♦♦

Dundee Corporation 2008 Annual Report

Conclusion

While we are only at early days of the Obama era, the landscape of the US economy seems to be undergoing a radical reshaping. The process appears to be ad hoc to take advantage of the financial crisis, but is happening quickly. This Obama quest to move wealth from the rich to the poor will eventually mean that there will be fewer opportunities for Americans to get rich. This would be a significant change for the past leading capitalistic country in the world.

It is entirely ironic that communist China leads the world’s entrepreneurial capitalistic thrust while capitalistic United Sates is moving towards the socialistic welfare system that today dominates Europe.

We are probably at the tail end of the current financial crisis with over $3 trillion of bailout and subsidization money going out from tax payer money on a global basis.

As a result, infrastructure expenditures should skyrocket and companies therein will prosper.

The engine of economic growth worldwide will no longer be highly dependent on the United States; instead China and other emerging markets will increasingly constitute a significant and independent source of economic growth.

Emerging markets’ domestic internal consumption, especially China, will dominate new growth for the world.

The US will learn to save and to not rely on debt to finance consumption. In the process, this will generate less economic growth and profitability. We will have to look to platform companies for US investment; but the US market will be flat lying and range bound for some time.

Global inflation trends will be negatively impacted by the continuation of pressures on natural resources, energy and food products. Inflation will be also pushed by the gradual elimination of the large chunks of low cost and efficient labour that has entered the global economy through emerging countries.

Sovereign Wealth Funds will increasingly have an impact on the global allocation of capital as they switch away from fixed income investment and move towards higher risk investments that may offer stronger protection from inflation – i.e. gold, real estate, hard assets, resources and equities.

For investors these changes will alter the configuration of risk and returns and we need to adjust if we wish to remain successful in this new era of global growth coming from nations we have always dubiously regarded as not really being long term necessary investment vehicles.

Dundee Corporation 2008 Annual Report

While there are many who believe that the current stock market rally from S&P500’s 666 on March 6th to 882 on May 15th may be a sucker’s rally it is important to note that:

•	Housing markets are improving;
•	Banks are healthier;
•	Liquidity conditions are back to normal; and
•	China’s consumers are buying

My only concern rests with geopolitics in the Middle-East as Israel may be put in a no lose/no win position by the Obama administration over Iran’s nuclear ambitions.

Let me end these remarks by again quoting none other than Nouriel Roubini who as recently as May 14, 2009 wrote:

“The 19th century was dominated by the British Empire, the 20th century by the United States. We may now be entering the Asian century, dominated by a rising China and its currency. While the dollar’s status as the major reserve currency will not vanish overnight, we can no longer take it for granted. Sooner than we think, the dollar may be challenged by other currencies, most likely the Chinese renminbi. This would have serious costs for America, as our ability to finance our budget and trade deficits cheaply would disappear.”

Traditionally, empires that hold the global reserve currency are also net foreign creditors and net lenders. The British Empire declined – and the pound lost status as the main global reserve currency – when Britain became a net debtor and a net borrower in World War II. Today, the United States is in a similar position. It is running huge budget and trade deficits, and is relying on the kindness of restless foreign creditors who are starting to feel uneasy about accumulating even more dollar assets. The resulting downfall of the dollar may be only a matter of time.”

♦♦♦

Dundee Corporation 2008 Annual Report

We all know that there is never a good time for a stock market crash or even a stock market slump. Still, things happen. Be prepared; stay healthy and happy; kiss your spouse or significant other, or both; call your mother and say something nice; give to a charity of your choice, offer a bum a drink; And buy gold.

Sincerely,

Ned Goodman, CFA
President and Chief Executive Officer

(Written during the period of April 15th and May 15th, 2009).

Corporate Directory

Board of Directors	Officers

Normand Beauchamp	Harold P. Gordon, Q.C.
Jonathan Goodman	Chairman
Ned Goodman
Harold P. Gordon, Q.C.	Ned Goodman
Ellis Jacob	President & Chief Executive Officer
Dr. Frederick H. Lowy
Garth A.C. MacRae	Joanne Ferstman
Robert McLeish	Executive Vice-President,
K. Barry Sparks	Chief Financial Officer &
Harry R. Steele	Corporate Secretary

Lucie Presot
Vice-President & Controller

Lili Mance
Assistant Corporate Secretary

Executive Office	Stock Listing

Dundee Place	The Toronto Stock Exchange
1 Adelaide Street East,
Suite 2800
Toronto, Ontario	Stock Symbol
M5C 2V9
www.dundeecorporation.com	DC.A

Registrar and	Shareholders’ Annual
Transfer Agent	Meeting

Computershare Investor Services Inc.	June 18, 2009 at 10:00 a.m. (ET)
100 University Avenue, 9th Floor	TSX Gallery
Toronto, Ontario M5J 2Y1	130 King Street West
Toronto, Ontario M5X 1J2
Toll Free: 1.800.564.6253
Fax: 1.888.453.0330
Email: service@computershare.com

Dundee Corporation

Dundee Place
1 Adelaide Street East
Suite 2800
Toronto, Canada
M5C 2V9

dundeecorporation.com